UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Small Cap Strategies, Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

83165T 301
(CUSIP Number)

Bryce Knight
3651 Lindell Road, Suite D #146
Las Vegas, Nevada 89103
(702) 943-0330
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 19, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

SCHEDULE 13D

CUSIP No. 452439201

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Knight Inc. (IRS # 51-0653568

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 900,000 shares

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 900,000 shares

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 900,000 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 63.9% (1)

14	Type of Reporting Person (See Instructions) CO

(1) Based on an aggregate of 1,407,770 shares of Common Stock of Small Cap Strategies, Inc. outstanding as of the date of this filing

Item 1.                                Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share, of Small Cap Strategies, Inc., a Nevada corporation (the “Issuer”).  The address of the Issuer’s principal executive is 137 Bay Street #7, Santa Monica, California 90405.

Item 2.                                Identity and Background

This Schedule 13D is being filed on behalf of Knight Inc., a Nevada corporation wholly-owned by Bryce Knight, the Chairman and CEO of Small Cap Strategies.  Knight Inc.’s corporate address is 3651 Lindell Road, Suite D #145, Las Vegas, Nevada 89103.

Knight Inc. and Bryce Knight have not, during the five years prior to the date of this Schedule 13D, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which Knight Inc. or Mr. Knight was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                                Source and Amount of Funds or Other Consideration

Knight Inc. acquired 400,000 shares of the Issuer’s common stock pursuant to a share purchase agreement with Xtreme Oil & Gas, Inc. (“XTOG”), previously the Issuer’s majority shareholder, whereby Knight acquired the shares, $35,000 Cash and $40,000 in account receivable due to Xtreme by the Issuer in exchange for 1,160,000 shares of Xtreme’s common stock.

Knight Inc. acquired 500,000 shares of the Issuer’s common stock pursuant to a share purchase agreement between the two companies whereby Knight received the 500,000 shares for $5,000.  The consideration paid had already been contributed by Knight to the Issuer to help the Issuer pay expenses.

Item 4.                                Purpose of Transaction

Knight Inc. acquired 400,000 shares of the Issuer’s common stock pursuant to a share purchase agreement with Xtreme Oil & Gas, Inc. (“XTOG”), previously the Issuer’s majority shareholder, whereby Knight acquired the shares, $35,000 Cash and $40,000 in account receivable due to Xtreme by the Issuer in exchange for 1,160,000 shares of Xtreme’s common stock.

Knight Inc. acquired 500,000 shares of the Issuer’s common stock pursuant to a share purchase agreement between the two companies whereby Knight received the 500,000 shares for $5,000.  The consideration paid had already been contributed by Knight to the Issuer to help the Issuer pay expenses.

In light of its ownership percentage of the Issuer, Knight Inc. has control over all aspects of its business. Knight Inc. intends to exercise its rights as a shareholder to vote for or against any matter in accordance with its best interests. Knight Inc. will approve plans to effect a reverse split of Issuer’s common stock and to change the Issuer’s name.  Whether Knight Inc. purchases any additional shares of Issuer common stock, and the amount, method and timing of any such purchase or exercise, will depend upon his continuing assessment of pertinent factors, including, among other things, the business and prospects of the Issuer and other business and investment opportunities available to Knight Inc.; economic conditions; market conditions; the availability and nature of opportunities to dispose of common stock; the availability of funds or financing for additional purchases; regulatory and other legal considerations; and other plans and requirements of Knight Inc. Depending upon its assessment of these factors from time to time, Knight Inc. may elect to acquire additional shares of Issuer common stock or to dispose of some or all of the common stock beneficially owned by it. However, neither the timing nor the circumstances of future acquisitions or dispositions has been determined at the date hereof.

Notwithstanding the foregoing, except as may be set forth in this Schedule 13D, Knight Inc. has no current plans or proposals which would relate or result in any of the matters set forth below:

(a)           the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c)           a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of the Issuer’s Board of Directors or tofill any existing vacancies thereon;

(e)           any material change in the present capitalization or dividend policy of the Issuer;

(f)           any other material change in the Issuer’s business or corporate structure;

(g)           changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)           causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system ofa registered national securities association;

(i)           a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)           any action similar to any of those enumerated above.

Item 5.                                Interest in Securities of the Issuer

As of the date of this Schedule 13D, Knight Inc. beneficially owns 900,000 shares of the Issuer’s common stock, which represent approximately 63.9% of the issued and outstanding shares of the Issuer’s common stock (based on 1,407,770 shares of the Issuer’s common stock outstanding as of July 20, 2010).

Knight Inc. has the sole power to vote and the sole power to dispose of all 900,000 shares of the Issuer’s common stock beneficially owned by it.

Knight has not effected any transaction in the shares of the Issuer’s common stock during the past 60 days other than the transactions outlined above.

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 6.                                Contracts, Arrangements, Understandings or Relationships with Respectto Securities of Issuer.

Bryce Knight, Knight Inc.’s President and 100% owner, is the Chairman and CEO of the Issuer.

Item 7.                                Material to Be Filed as Exhibits

Knight Share Purchase Agreement with Xtreme Oil & Gas, Inc. dated May 10, 2010.  (attached)

Knight Share Purchase Agreement with Small Cap Strategies, Inc. dated July 11, 2010 (attached)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:           July 20, 2010

/X/:             Bryce Knight

Title:           President of Knight Inc.